United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Suzanne Hayes
Jordan Nimitz
Leanne Baker
Tara Harkins

Re:	Heart Test Laboratories, Inc.
Registration Statement on Form S-1
CIK 0001468492

Ladies and Gentlemen:

On behalf of Heart Test Laboratories, Inc. dba Heart Sciences (“HeartSciences” or the “Company”), we submit this supplemental letter in further response to Comment No. 13 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated April 2, 2022, relating to the Confidential Draft Registration Statement on Form S-1 originally submitted on a confidential basis by HeartSciences on February 28, 2022, and as revised and further submitted on a confidential basis on April 19, 2022 and publicly filed on May 17, 2022, June 6, 2022 and June 10, 2022 (as amended, the ”Registration Statement”).

For the convenience of the Staff, we have recited the prior comment from the Staff in italicized type and have followed the comment with the Company’s response.

Comment No. 13: Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances including and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation. Please discuss with the staff how to submit your response.

Preliminary Price Range

The Company advises the Staff that the Company currently expects a price range of units in this offering which consist of one share of common stock, par value $0.001 per share (“Common Stock”), and one warrant (the “Warrants”) to purchase one share of our Common Stock, of $4.50 to $5.50 per unit, resulting in a midpoint of $5.00 per unit (the “Preliminary Price Range”) for its initial public offering (“IPO”), which Preliminary Price Range reflects the impact of a 1:33 reverse stock split (the “Reverse Stock Split”). All per share numbers in this letter are on a post-split basis.

The Preliminary Price Range is based in part upon the Company’s prospects, prospects for the medical device industry, the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded shares of generally comparable companies in the medical device industry, as well as input received from The Benchmark Company LLC, the lead underwriters for the Company’s IPO (the “Representative”). The Company notes that, as is typical in IPOs, the Preliminary

United States Securities and Exchange Commission

Division of Corporation Finance

June 10, 2022

Price Range for the Company’s IPO was not derived using a formal determination of fair value, but was determined by discussions between the Company and the Representatives based on the assessment of the foregoing factors.

The Company has included updates to reflect the terms of the Reverse Stock Split in the amendments to the Registration Statement filed on June 6, 2022 and June 10, 2022. However, the final offering price will be subject to the current market conditions, continuing discussions with the Representatives and material business developments impacting the Company, and due to the volatility in the securities markets, in particular the volatility experienced in the market by recent IPO issuers, there is a possibility that the final offering price for the IPO may fall outside of the Preliminary Price Range.

Common Stock Valuation Methodologies

As there has been no public market for the Common Stock to date, the estimated fair value of the Common Stock and underlying stock options has been determined at each grant date by the Company’s board of directors (the “Board”), with input from management, based on the information known to the Company on the grant date and upon a review of any recent events and their potential impact on the estimated per share fair value of the Common Stock. As part of these fair value determinations, the Board obtained and considered valuation reports prepared by a third-party valuation firm in accordance with the guidance outlined in the American Institute of Certified Public Accountants Technical Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”).

In addition to considering the results of these third-party valuation reports, the Board used assumptions based on various objective and subjective factors, combined with management judgment, to determine the fair value of the Common Stock as of each issuance or grant date, including:

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the prices at which the Company sold shares of its Series C convertible preferred stock and the superior rights and preferences of the convertible preferred stock relative to the Common Stock at the time of each grant;

•	the conversion price of the $1.5M Notes and the terms of the 2021 Bridge Securities and their superior terms relative to the Common Stock at the time of each grant;

•	external market conditions affecting the medical device industry and trends within the industry;

•	the Company’s stage of development and business strategy;

•	the Company’s financial condition and operating results, including its levels of available capital resources and forecasted results;

•	developments in the Company’s business;

•	the progress of the Company’s regulatory, commercial and research and development efforts;

•	equity market conditions affecting comparable public companies; and

•	general market conditions and the lack of marketability of the Common Stock.

United States Securities and Exchange Commission

Division of Corporation Finance

June 10, 2022

In valuing the Company’s common shares, absent an arm’s-length current or recent round of financing, the fair value of the Company’s business, or equity value, was determined using methodologies under the “Income Approach”, “Market Approach”, “Asset Approach”, and “Option Pricing Method”.

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The income approach measures the present value of expected future cash flows generated by the business. Forecast cash flows are capitalized or discounted (as appropriate) to present value using an appropriate capitalization or discount rate. Business valuations require net cash flow forecasts that address all the variables that influence revenues, expenses, and capital investment. The income approach is generally suitable for valuing businesses because it analyzes, specifically and in detail, the financial and operating factors that bear on the firm’s value.

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The market approach entails examining recent sales of comparable companies or securities to determine value. Adjustments are sometimes necessary to account for differences between the subject and the comparable companies, as well as for differences in the timing and circumstances of the comparable sales. The market approach is most applicable to assets or businesses that are homogeneous and for which an active market exists. The key strength of the market approach is that it typically provides objective indications of value while usually requiring few assumptions.

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The asset approach begins with asset values as an indicator of value. This reflects the assumption that a prudent investor would pay a fair price for the assets owned by the business, less the liabilities and obligations owed by the business. The methodology used to determine the value of each underlying asset depends on the nature of the asset and the available information relative to it. The asset approach provides objective indications of value while usually requiring few assumptions.

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The Option Pricing Method (“OPM”) estimates the value of the common equity of the Company. The OPM treats the rights of the holders of common stock as equivalent to that of call options on any value of the enterprise above certain break points of value based upon the liquidation preferences of the holders of the Company’s convertible preferred stock, as well as their rights to participation, and the exercise prices of the outstanding options. Thus, the value of the common stock can be determined by estimating the value of its portion of each of these call option rights. Under this method, common stock has value only if the funds available for distribution to stockholders exceed the value of the liquidation preference at the time of a liquidity event, such as a merger or sale.

Based on the Company’s early stage of development and other relevant factors, the Company determined that OPM was the most appropriate method for allocating the Company’s enterprise value to determine the estimated fair value of common stock for valuations performed during 2021 and 2022.

At each grant date, the Board evaluated any recent events and their potential impact on the estimated fair value per share of the Common Stock. For grants of stock awards made on dates for which there was no contemporaneous independent third-party valuation, the Board determined the estimated fair value of the Common Stock on the date of grant taking into consideration the immediately preceding valuation report as well as other pertinent information available to it at the time of the grant.

United States Securities and Exchange Commission

Division of Corporation Finance

June 10, 2022

Common Stock Valuations and Stock Option Grants

A summary of the Company’s grants of share-based awards and the associated exercise price per share and fair value of the underlying shares of Common Stock used for financing reporting purposes for the period starting May 26, 2021 through the date of this letter are below:

Grant Date	No of Shares of Common Stock Subject to Options Granted	Exercise Price Per Share of Common Stock	Estimated Fair Value per share of Common Stock at Grant Date
May 26, 2021	2,273	$1.16	$1.16
February 1, 2022	4,545	$3.47	$3.47
March 1, 2022	167,197	$3.47	$3.47

May 2021 Option Grants

The Company received an independent third-party valuation underlying the stock options granted as of July 31, 2020 that indicated that the fair value of the Common Stock on that date was $1.16 per share. This valuation utilized the “backsolve” method to estimate the Company’s equity value based on the Company’s Series C convertible preferred stock financing. This equity value was then allocated using Black-Scholes OPM to the securities outstanding based on their liquidation preferences and other rights. The independent valuation specialist used an estimated volatility of 66.2% and an expected time to liquidity event of 2.75 years and applied a discount for lack of marketability due to the Company being privately held. Between July 31, 2020 and May 26, 2021, there were no substantive changes in the Company’s financial position or commercial prospects that might have caused a change in fair value or warranted an updated independent third-party valuation. The Company’s Board also considered the size of the Option grant which was to a new hire and determined the estimated fair value of the Company’s common stock to be $1.16 per share as of May 26, 2021.

February and March 2022 Option Grants

The Company received an independent third-party valuation of the Company’s Common Stock dated December 31, 2021 that concluded the fair value of the Common Stock on that date was $3.47 per share (adjusted for reverse stock split). The Company entered into a sale and purchase agreement relating to its 2021 Bridge Financing on December 22, 2021 and the valuation relied upon the pre-money equity value implied by the original conversion price of the Bridge Notes of $6.06 per share of Common Stock plus non-convertible debt outstanding. Multiple breakpoints were considered for the Company’s outstanding securities and the Black-Scholes OPM was used in calculating a distribution of fair value. The independent valuation specialist utilized an estimated volatility of 55% and an expected time to liquidity event of 2.70 years and applied a discount for lack of marketability due to the Company being privately held.

United States Securities and Exchange Commission

Division of Corporation Finance

June 10, 2022

The Company’s Board also noted the anti-dilution provisions contained in the 2021 Bridge Financing. There were no significant internal or external value-affecting events that took place between December 31, 2021 and issuance of the Option grants on February 1, 2022 and March 1, 2022 that warranted a change in the fair value of the Common Stock. The Board determined the estimated fair value of the Company’s common stock to be $3.47 per share at the time of each of these Option grants based on a number of factors including the December 31, 2021 independent valuation report, the benefit to the 2021 Bridge Securities of anti-dilution provisions, and proximity to issuance of the 2021 Bridge Securities.

Upon the completion of the proposed IPO, the conversion price of the Bridge Notes will be below the exercise price of the Options granted following the application of anti-dilution provisions. The 2021 Bridge Financing was negotiated with an independent, lead investor on an arm’s length basis and is discussed in this letter below under “Common Stock Valuations and Issuance of Warrants for 2021 Bridge Securities”.

The Company has not granted any other equity awards since March 1, 2022.

Common Stock Valuations and Issuance of Warrants for Services

A summary of the Company’s issuance of warrants for services and the associated exercise price per share and fair value of the underlying shares of Common Stock used for financing reporting purposes for the period starting May 26, 2021 through the date of this letter are below:

Issue Date	No of Shares of Common Stock Subject to Warrants Issued	Exercise Price Per Share of Common Stock	Estimated Fair Value per share of Common Stock at Warrant Issuance
June 23, 2021	10,299	$8.25	$1.16
July 16, 2021	785	$8.25	$1.16

June and July 2021 Warrant Issuances

The Company received an independent third-party valuation underlying the stock options granted as of July 31, 2020 that indicated that the fair value of the Common Stock on that date was $1.16 per share which is discussed in “May 2021 Option Grants” above.

The warrants were issued in close proximity to the May 2021 Options and there were no substantive changes in the Company’s financial position or commercial prospects that might have caused a change in fair value or warranted an updated independent third-party valuation.

In issuing the warrants for services, the Company also considered its last equity funding round of Series C Preferred Stock which upon issuance had the right to convert to Common Stock at $8.25 per share. The Company agreed via independent negotiation to issue warrants as compensation for services provided. In the Company’s evaluation of those transactions, the Company considered the facts and circumstances of each transaction to determine the extent to which they represented a fair value exchange. Factors considered included the size of the issuance and proximity to other transactions. The Board and management reasonably determined that the exercise price of $8.25 per share for the warrants issued in June and July 2021 was “out of the money” compared to the fair value of the stock at the time based on the factors noted.

United States Securities and Exchange Commission

Division of Corporation Finance

June 10, 2022

Common Stock Valuations and Issuance of Warrants for Loan Note Extensions

A summary of the Company’s issuance of warrants for loan note extension and the associated exercise price per share and fair value of the underlying shares of Common Stock used for financing reporting purposes for the period starting May 26, 2021 through the date of this letter are below:

Issue Date	No of Shares of Common Stock Subject to Warrants Issued	Exercise Price Per Share of Common Stock	Estimated Fair Value per share of Common Stock at Warrant Issuance Date
November 2021	19,697	Lower of: $6.05 and 30% discount to IPO	$3.47

November 2021 Warrant Issuances

In November 2021, the Company issued the $1M Lender Warrants and the $1.5M Lender Warrants in connection with the extension of the maturity of the $1M Notes and $1.5M Notes as part of facilitating the closing of the sale of the 2021 Bridge Securities. The terms of the 2021 Bridge Securities (including Bridge Notes and Bridge Warrants) were agreed in private negotiation with an independent, private equity lead investor on an arm’s length basis and had been agreed in principle at the time of the issuance of the warrants. The Bridge Notes provide for the conversion to the Common Stock of the Company at an exercise price equal to the lower of (i) $6.06 per share and (ii) 30% discount to the offering price for the sale of Common Stock in an IPO which is materially the same as those of the warrants. In the Company’s evaluation of the issuance of the $1M Lender Warrants and $1.5M Lender Warrants, it considered the size of the transaction, proximity to the 2021 Bridge Securities and proposed conversion price of the Bridge Notes and alternatives to effecting the loan extensions, and facts and circumstances of each issuance to determine the extent to which they represented a fair value exchange. The Board and management determined that the exercise price of the $1M Lender Warrants and $1.5M Lender Warrants was reasonable based on the factors noted.

Note: The exercise price of the $1M Lender Warrants and the $1.5M Lender Warrants is the lower of (i) $6.05 (NOT $3.41 as state in Item 15 of the June 6, 2022 Registration Statement which has been revised in Amendment Number 2 to the Registration Statement filed today) per share and (ii) 30% discount to the offering price for the sale of Common Stock which will be amended in the next public filing.

The estimated fair value of stock determined by the Board was based on the independent valuation report issued on December 31, 2021 (the same fiscal quarter of the issuance of the warrants) which is discussed in “February and March 2022 Option Grants” above. There were no substantive changes in the Company’s financial position or commercial prospects that might have caused a change in fair value or warranted an updated independent third-party valuation.

United States Securities and Exchange Commission

Division of Corporation Finance

June 10, 2022

Common Stock Valuations and Issuance of Warrants for 2021 Bridge Securities

A summary of the Company’s issuance of warrants related to the 2021 Bridge Securities and the associated exercise price per share and fair value of the underlying shares of Common Stock used for financing reporting purposes for the period starting May 26, 2021 through the date of this letter are below:

Security	Principal Amount of Bridge Note/ No of Shares of Common Stock Subject to Warrants Issued	Exercise Price Per Share of Common Stock	Estimated Fair Value per share of Common Stock at Warrant Issuance Date
Bridge* Notes	$4.7 million	Lower of: $6.06 and 30% discount to IPO	N/A
Bridge Warrants	775,420 or 150% of the principal value of the Notes[1]	Lower of $9.08 or 125% of the offering price of Common Stock[2]	$3.47

1	Upon any change to the strike price as a result of anti-dilution provisions
2	Subject to further anti-dilution protection

The background to the closing in December 2021 of the sale and purchase agreement for the issuance of the 2021 Bridge Securities and involvement of a lead investor is discussed in the recent developments section of the Registration Statement filed today. The lead investor is an institution which provides private equity funding and was independent of, and had no prior connection with, the Company. The negotiation was conducted privately on a private arm’s length basis. The 2021 Bridge Securities were negotiated in contemplation of an intention to pursue an IPO and included customary anti-dilution provisions depending on the subsequent IPO price. The Bridge Note was originally issued with a conversion price of the lower of (i) $6.06 and (ii) a 30% discount to the sale price of Common Stock in an IPO. Based on the $5.00 mid-price of the range of the Unit offering, the 30% discount will be effective upon the consummation of the offering such that the conversion price would be $3.41 per share of Common Stock (pursuant to the terms of the Bridge Notes, the amount allocated to each share of Common Stock in this offering is $4.875 based on the $5.00 per Unit mid-price).

As part of the 2021 Bridge Financing, the Company also issued warrants. The warrants were originally issued with an exercise price of $9.08 subject to anti-dilution provisions as discussed on Page 11 of the Amended Registration Statement filed today. Based on the $5.00 mid-price of the Unit offering, the strike price of the Bridge Warrants would be amended to $6.09 per share of Common Stock (pursuant to the terms of the Bridge Warrants, the amount allocated to each share of Common Stock in the IPO is $4.875 based on the $5.00 per Unit mid-price). In the Company’s evaluation of the 2021 Bridge Financing, the Company considered the independent nature of the lead investor and arm’s length nature of the negotiations, the size of the transaction and terms of the anti-dilution provisions and overall facts and circumstances this transaction to determine the extent to which it represented a fair value exchange. The Board and management determined that the conversion price of the Bridge Notes and exercise price of the Warrants were reasonable based on the factors noted.

United States Securities and Exchange Commission

Division of Corporation Finance

June 10, 2022

Explanation of Difference Between the Estimated Fair Value of Common Stock and the Midpoint of the Preliminary Price Range

The Company believes the following factors, along with those set forth above with respect to each of the options granted and other securities issued by the Company since May 26, 2021, explain the difference between the estimated fair values of the Company’s common stock on those issuance and grant dates and the estimated Preliminary Price Range.

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The Preliminary Price Range represents a future price for shares of common stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the estimated fair value of the Common Stock as of all of the option and warrant grant dates described above represents a contemporaneous estimate of the fair value of shares that were then illiquid, might never become liquid and, even if an IPO were successfully completed, would remain illiquid for the 180-day lockup period following the IPO. This illiquidity accounts for a substantial difference between the estimated fair values of the common stock as of all of the option and warrant grant dates described above and the Preliminary Price Range.

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The successful completion of an IPO would strengthen the Company’s balance sheet, provide access to public equity, provide enhanced operational flexibility, increasing value of the Common Stock in connection with its progression towards an IPO.

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The Company’s consideration of various objective and subjective factors in the previous fair value determinations, as described above, that are not applicable to the determination of the IPO price range.

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The IPO price range reflects the fact that investors may be willing to purchase shares in the IPO at a per share price that takes into account other factors that were not expressly considered in the Company’s prior valuations as a private company, and are not objectively determinable and that valuation models are not able to quantify with any level of certainty.

Conclusion

In light of the above, the Company respectfully submits that the per share grant date estimated fair values and terms of, and circumstances of, the other securities issued, as set forth in the table above which have been used as the basis for determining the security issuances and stock-based compensation in connection with its such issuance and grants since May 26, 2021, were reasonable and appropriate for the reasons described herein and in the Registration Statement.

Please feel free to contact the undersigned at (210) 978-7727 or by e-mail at sjacobs@jw.com if you have any questions. Thank you for your consideration.

Yours very truly,

/s/ Steven R. Jacobs

Steven R. Jacobs